UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RCS CAPITAL CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

74937W 102
(CUSIP Number)

Ian C. Wiener, Esq.
Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, CA 90067
(310) 277-1010

**(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)**

January 11, 2016
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the Notes).

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Michael Pinsker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS The Class A Common Stock was issued by the Issuer to MPAP Holdings, LLC as a portion of the purchase price for equity in a subsidiary of MPAP Holdings, LLC. The Reporting Person is the beneficial owner of such Class A Common Stock.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 5,461,843 Shares
	8. Shared Voting Power: 0 Shares
	9. Sole Dispositive Power: 5,461,843 Shares
	10. Shared Dispositive Power: 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,461,843 Shares of Class A Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.40%
14.	TYPE OF REPORTING PERSON IN

INTRODUCTION

This Statement relates to the Schedule 13D, as amended (the "Schedule 13D"), filed by Mr. Michael Pinsker with regard to beneficial ownership of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), of RCS Capital Corporation (the "Issuer"), and constitutes Amendment No. 1 thereto. Capitalized terms used herein and not otherwise defined have the meaning set forth in the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following:

The Reporting Person has had, and intends to continue to have, discussions with the Issuer regarding potential transactions involving Docupace Technologies, LLC ("Docupace"), including without limitation a potential acquisition of the Issuer's interest in Docupace by MPAP Holdings, LLC ("MPAP") and/or Docupace management. On November 21, 2014, the Issuer acquired a majority of the equity interests in Docupace from MPAP, an entity controlled by the Reporting Person.

The Reporting Person currently serves as President of Docupace.

In addition, the Reporting Person may communicate with other persons regarding potential transactions involving Docupace, including, without limitation, the Board of Directors of the Issuer, other stockholders of the Issuer and potential strategic or financing partners.

No assurance can be given that the Reporting Person and the Issuer will be able to reach an agreement regarding such a transaction.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2016   By: /s/ Michael Pinsker
                                                           Name: Michael Pinsker